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                              February 1, 2024

       Samuel Thacker
       President of Double Platinum Management LLC
       Jukebox Hits Vol. 1 LLC
       10000 Washington Blvd
       Suite 07-134
       Culver City, CA 90232

                                                        Re: Jukebox Hits Vol. 1
LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed on December
4, 2023
                                                            File No. 024-12335

       Dear Samuel Thacker:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

       Amended Offering Statement on Form 1-A filed December 4, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 34

   1. We note your response to prior comment 4. In light of your operations thus far, please revise your filing to
include financial statements that comply with the requirements of Part
                                                        F/S of Form 1-A.




              Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters. Please
 Samuel Thacker
Jukebox Hits Vol. 1 LLC
February 1, 2024
Page 2

contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameSamuel Thacker
                                                        Division of Corporation
Finance
Comapany NameJukebox Hits Vol. 1 LLC
                                                        Office of Real Estate &
Construction
February 1, 2024 Page 2
cc:       Zachary Fallon
FirstName LastName